UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol adopts measures to guarantee the adequate representation of shareholders at the 2016 general shareholders’ meeting

In accordance with Resolution 116 of 2002, the Board of Directors of Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL) (“Ecopetrol” or the “Company”) approved the following measures to guarantee the adequate representation of the Company’s shareholders at the General Shareholders’ Meeting to be held on March 31, 2016:

1.	Order the Company’s management to inform shareholders of their right to be represented at the General Shareholders’ Meeting through a proxy and the legal requirements that those proxies must satisfy.

2.	Instruct the Company’s employees to participate in reviewing shareholder proxies and not to accept proxies that do not comply with the requirements established by Colombian law.

3.	Instruct the Company’s management to inform the Company’s managers and employees that they may not recommend to shareholders that they vote in a certain way on any specific item.

4.	Instruct the Company’s management to inform the Company’s managers and employees not to suggest to or coordinate with shareholders to submit shareholder proposals during the General Shareholders’ Meeting.

5.	Instruct the Company’s management to inform the Company’s managers and employees not to suggest that or coordinate with shareholders to vote in favor or against any given shareholder proposal presented at the General Shareholders’ Meeting.

6.	Instruct the Company’s management to inform shareholders that they cannot grant proxies to persons who are directly, or indirectly, part of the Company’s management.

7.	Instruct the Company’s managers to adopt all measures necessary to ensure that the Company’s employees act neutrally when interacting with shareholders.

8.	Appoint the General Secretary of Ecopetrol as the person responsible for verifying compliance with these measures.

9.	Designate the Legal Vice-Presidency as the internal division responsible for reviewing shareholders’ proxies.

Bogota, March 3, 2016

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Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations (A)

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

e-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ María Fernanda Suárez
	Name:	María Fernanda Suárez
	Title:	Chief Financial Officer

Date: March 3, 2016